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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                 Schedule 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


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                              CONVERIUM HOLDING AG
                            (Name of Subject Company)

                              CONVERIUM HOLDING AG
                        (Name of Person Filing Statement)

                Registered Shares, Nominal Value CHF 5 Per Share
 American Depositary Shares, each representing one half of one Registered Share
                         (Title of Class of Securities)

                               Registered Shares*
                  American Depository Shares (CUSIP: 21248N107)
                      (CUSIP Number of Class of Securities)


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                               Christian Felderer
                              Converium Holding AG
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                                 +41 44 639 9335
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                 With copies to:
                           Gregory B. Astrachan, Esq.
                          Willkie Farr & Gallagher LLP
                                  1 Angel Court
                                 London EC2R 7HJ
                                     England
                                +44 207 696 5454

          *There is no CUSIP Number assigned to the Registered Shares.

  |X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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



Converium reiterates rejection of unsolicited offer by SCOR

Zug, Switzerland - February 26, 2007

The Board of Directors of Converium has noted the announcement of an offer by SCOR, at CHF 21.10 per share for the whole of the share capital of Converium, based on closing share prices at February 16, 2007, that was published on February 26, 2007.

The Board of Directors does not consider this formal pre-announcement to be materially different to the previous unsolicited proposal of SCOR about which Converium commented on February 19, 2007.

The Board of Directors of Converium continues to be unanimous in its rejection of this offer. The unsolicited proposal fundamentally fails to recognise the value of Converium's franchise and growth prospects, and is, therefore, not in the interest of Converium, its shareholders, and its customers. The Board of Directors of Converium will comment further once SCOR's offer prospectus is published.

Converium will release its financial results for the financial year 2006 on Wednesday, February 28, 2007, when it will present its medium-term strategic plan and - based on Converium's 2006 financial performance and capital position
- the steps towards achieving the Company's sustainable return on equity target of 14% by 2009.


Enquiries

Beat W. Werder                          Marco Circelli
Head of Public Relations                Head of Investor Relations
beat.werder@converium.com               marco.circelli@converium.com
-------------------------               ----------------------------
Phone:  +41 44 639 90 22                Phone:  +41 44 639 91 31
Fax:    +41 44 639 70 22                Fax:    +41 44 639 71 31

Dr. Kai-Uwe Schanz                      Inken Ehrich
Chief Communication & Corporate         Investor Relations Specialist
  Development Officer                   inken.ehrich@converium.com
kai-uwe.schanz@converium.com            --------------------------
----------------------------            Phone: +41 44 639 90 94
Phone: +41 44 639 90 35                 Fax:   +41 44 639 70 94
Fax:   +41 44 639 70 35

About Converium
Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer
This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'seek to', 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It. In connection with the offer by SCOR, Converium expects to file a solicitation/recommendation statement with the Securities and Exchange Commission (the "SEC"). Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offer and the proposed merger. Copies of the solicitation/ recommendation statement will be available free of charge at the SEC's web site at www.sec.gov, or at Converium's website at www.converium.com.

This press release was brought to you by Converium Holding Ltd